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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. __)*


                               SoftLock.com, Inc.
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                   8340 2W 109
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                                 (CUSIP Number)

                                 March 10, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[ x ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 8340 2W 109

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     1.   Names of Reporting Persons               Apex Investment Fund IV, L.P.
          I.R.S. Identification Nos. of above persons (entities only) 36 4300888

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [   ]
          (b) [ x ]

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     3.   SEC Use Only

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     4.    Citizenship or Place of Organization        Delaware

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Number of           5.   Sole Voting Power             3,380,626
Shares
Beneficially        ------------------------------------------------------------
Owned by            6.   Shared Voting Power           0
Each Reporting
Person With         ------------------------------------------------------------
                    7.   Sole Dispositive              3,380,626

                    ------------------------------------------------------------
                    8.   Shared Dispositive Power      0

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     9.   Aggregate Amount Beneficially Owned by Each Reporting
          Person                                                       3,380,626

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     10.  Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                            [  ]

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     11.  Percent of Class Represented by Amount in Row (9)  20.39%

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     12.   Type of Reporting Person (See Instructions)       PN

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CUSIP No.  747280105

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     1.   Names of Reporting Persons.            Apex Strategic Partners IV, LLC
          I.R.S. Identification Nos. of above persons (entities only) 36 4317558

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [   ]
          (b) [ x ]

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     3.   SEC Use Only

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     4.   Citizenship or Place of Organization         Delaware

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Number of           5.   Sole Voting Power             104,294
Shares
Beneficially        ------------------------------------------------------------
Owned by            6.   Shared Voting Power           0
Each Reporting
Person With         ------------------------------------------------------------
                    7.   Sole Dispositive Power        104,294

                    ------------------------------------------------------------
                    8.   Shared Dispositive Power      0

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     9.   Aggregate Amount Beneficially Owned by Each Reporting
          Person                                                         104,294

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     10.  Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                            [  ]

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     11.  Percent of Class Represented by Amount in Row (9)  0.78%

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     12.  Type of Reporting Person (See Instructions)        OO

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Item 1.

     (a)  Name of Issuer:  SoftLock.com, Inc.
     (b)  Address of Issuer's Principal Executive Offices

          5 Clock Tower Place, Suite 440
          Maynard, MA 01754

Item 2.

     (a)  Name of Person Filing

          Apex Investment Fund IV, L.P. ("Apex IV") and Apex Strategic Partners IV, LLC ("Apex Strategic").

     (b)  Address of Principal Business Office or, if none, Residence

          Apex IV and Apex Strategic maintain their principal place of business at 225 W. Washington, Suite 1450, Chicago, Illinois 60606.

     (c)  Citizenship

          Apex IV is a Delaware limited partnership. Apex Strategic is a Delaware limited liability company.

     (d)  Title of Class of Securities

          Common Stock, par value $.01

     (e)  CUSIP Number

          8340 2W 109



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Item 3.   Not applicable

Item 4.   Ownership

          (a)  Amount beneficially owned

               Apex IV is the record owner of 3,380,626 shares (which number consists of 14,260 shares of Series A Preferred Stock, 4,547 shares of Series B Preferred Stock and 9,528 shares of Series C Preferred Stock, each share of such Series A, Series B and Series C Preferred Stock being convertible into 100 shares of common stock; 181,880 Common Stock Purchase Warrants exercisable at a price of $2.25 per share; 127,046 Common Stock Purchase Warrants exercisable at a price of $1.91 per share; and 2,382 Series C Preferred Purchase Warrants exercisable at a price of $191 per share, each such Series C Preferred Purchase Warrant being exercisable for 100 shares of common stock).

               Apex Strategic is the record owner of 104,294 shares (which number consists of 446 shares of Series A Preferred Stock, 141 shares of Series B Preferred Stock and 289 shares of Series C Preferred Stock, each share of such Series A, Series B and Series C Preferred Stock being convertible into 100 shares of common stock; 5,640 Common Stock Purchase Warrants exercisable at a price of $2.25 per share; 3,854 Common Stock Purchase Warrants exercisable at a price of $1.91 per share; and 72 Series C Preferred Purchase Warrants exercisable at a price of $191 per share, each such Series C Preferred Purchase Warrant being exercisable for 100 shares of common stock).

          (b)  Percent of Class

               Apex IV is the record owner of 20.39%, based upon 16,577,362 shares outstanding. Apex Strategic is the record owner of 0.78%, based upon 13,301,030 shares outstanding. The shares used to calculate these percentages were reported outstanding on Issuer's 11/14/00 Form 10-QSB EDGAR filing.

          (c)  Number of shares as to which the person has

               (i)   Sole power to vote or direct the vote

                     Apex IV      3,380,626 shares
                     Apex Strategic  104,294 shares

               (ii)  Shared power to vote or direct the vote

                     N/A

               (iii) Sole power to dispose or to direct the disposition of

                     Apex IV      3,380,626 shares
                     Apex Strategic  104,294 shares



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               (iv)  Shared power to dispose or to direct the disposition of

                     N/A

Item 5.   Not applicable.

Item 6.   Not applicable

Item 7.   Not applicable

Item 8.   See Exhibit I.

Item 9.   Not applicable

Item 10.  Not applicable



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date: February 12, 2001


                              APEX INVESTMENT FUND IV, L.P.
                              a Delaware Limited Partnership

                              By: Apex Management IV, LLC

                              By:    /s/ George M. Middlemas
                                  ----------------------------------------------
                                     George M. Middlemas, a managing member



                              APEX STRATEGIC PARTNERS IV, LLC
                              a Delaware Limited Liability Company

                              By: Apex Management IV, LLC

                              By:    /s/ George M. Middlemas
                                  ----------------------------------------------
                                     George M. Middlemas, a managing member


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                            EXHIBIT I TO SCHEDULE 13G

                        IDENTIFICATION OF GENERAL PARTNER

          The general partner of Apex Investment Fund IV, L.P. ("Apex IV") is Apex Management IV, LLC ("Apex Management"), a Delaware limited liability company. Apex Management's managing members are: George M. Middlemas ("Middlemas"), James A. Johnson ("Johnson"), Lon H.H. Chow ("Chow") and Babu Ranganathan ("Ranganathan").

          The manager of Apex Strategic Partners IV, LLC ("Apex Strategic") is Apex Management.

          Middlemas, Johnson, Chow and Ranganathan are principally employed as executives of Apex Investment Partners ("AIP") and maintain their business address at 225 W. Washington, Suite 1450, Chicago, Illinois 60606 ("Suite 1450"). AIP's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 1450.

          To the best of Apex IV's and Apex Strategic's knowledge, each of the natural persons listed above is a citizen of the United States.




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                           EXHIBIT II TO SCHEDULE 13G
                         17 C.F.R. 240.13d-1(k)(1)(iii)

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of SoftLock.com, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 12, 2001

                                     /s/ George M. Middlemas
                              --------------------------------------------------
                              GEORGE M. MIDDLEMAS


                              APEX INVESTMENT FUND IV, L.P.
                              a Delaware Limited Partnership

                              By: Apex Management IV, LLC

                              By:    /s/ George M. Middlemas
                                  ----------------------------------------------
                                     George M. Middlemas, a managing member



                              APEX STRATEGIC PARTNERS IV, LLC
                              a Delaware Limited Liability Company

                              By: Apex Management IV, LLC

                              By:     /s/ George M. Middlemas
                                  ----------------------------------------------
                                     George M. Middlemas, a managing member